Exhibit 2.1
EXECUTION COPY
ASSET PURCHASE AGREEMENT
by and between
Intervoice, Inc., as Buyer
and
Nuasis Corporation, as Seller

i

ii

ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (the “Agreement”) is made and entered into as of September 1, 2006, by and between Intervoice, Inc., a Texas corporation (“Buyer”), and Nuasis Corporation, a Delaware corporation (“Seller”).
     WHEREAS, Seller engages in the business of distributing, marketing and selling software used in customer service operations to manage customer contacts by email, telephone and the Internet, and related training and support services (such business, the “Business”); and
     WHEREAS, Seller desires to sell substantially all of the assets that are used in connection with the Business, and Buyer desires to purchase such assets from Seller, on the terms and subject to the conditions set forth in this Agreement;
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
Purchase of Assets
     1.1 Purchase of Assets. At the Closing (as defined in Section 1.6), Seller agrees to sell, transfer, assign and deliver to Buyer the Assets (as defined below), and Buyer agrees to purchase and take the Assets, on the terms and subject to the conditions set forth in this Agreement. The “Assets” mean:
     (a) all machinery, equipment, supplies, furniture, fixtures, spare parts, apparatus and tools used in the Business, including, without limitation, that listed on Schedule 2.3(a)(i);
     (b) all right, title and interest under any customer contracts, pending orders and agreements identified on Schedule 2.15(b) as being assumed by Buyer and all agreements of current and former employees of Seller assigning or otherwise conveying copyrights, inventions and other intellectual property to Seller (the “Assumed Contracts”) and all related customer lists, files and other data;
     (c) all right, title and interest in and to all versions of the software identified on Schedule 1.1(c) and all software (including firmware and other software embedded in hardware devices) used in the Business developed, owned, operated, or maintained by Seller, including without limitation all source code, object code, databases, data lists, data compilations, documentation, manuals, patches, and fixes associated therewith, and all proprietary rights and technology in or used in connection with any of the foregoing (collectively the “Software”);
     (d) all right, title and interest in and to the domain names identified on Schedule 2.17, and all code, data, and content of Seller’s World Wide Web sites (including www.nuasis.com and the other domain names listed in the Schedule 2.17) and all proprietary rights and technology in or used in connection with any of the foregoing, in each case used in the Business (collectively the “Domains”);

     (e) (i) all registered and unregistered intellectual property used in the Business, including without limitation the Seller Proprietary Rights identified in Schedule 2.17; and (ii) all rights to assert claims based upon or arising under Seller Proprietary Rights;
     (f) all inventory relating to the Business, including without limitation, any hardware and imbedded devices sold or leased by Seller to customer (“Hardware”);
     (g) all intangible assets relating to the Business;
     (h) all Permits (as defined in Section 2.12) used in connection with the Business (other than Permits relating to the ownership or operation of real property and only to the extent transferable), including, without limitation, the Permits listed on Schedule 2.12;
     (i) all accounts receivable of the Business, including (i) those set forth on Schedule 2.4 and (ii) all accounts receivable of the Business which arise prior to Closing;
     (j) all records and data and any and all warranties relating to the Business;
     (k) all prepaid expenses and deposits relating to the Business and all rights and interests to any commitments, assets, intangibles or other benefits pursuant to such prepaid expenses and deposits; and
     (l) all of Seller’s Cash.
     1.2 Excluded Assets. Any asset of Seller set forth on Schedule 2.3(a)(ii) will remain the property of Seller following the Closing.
     1.3 Assumed Liabilities. At the Closing, Buyer will assume both (i) the obligations and liabilities expressly set forth on Schedule 1.3 and (ii) any other payment obligations that accrue in the ordinary course of business pursuant to the terms of existing agreements with suppliers (including insurance providers) after the effective date of this Agreement and prior to the Closing that in no event will exceed an aggregate of $40,000 (collectively, the “Assumed Liabilities”), and for the avoidance of doubt, any such payment obligations in clause (ii) of this Section 1.3 in excess of $40,000 are Excluded Liabilities (as defined in Section 1.4). For the avoidance of doubt, effective at the Closing, Buyer will assume and agree to be bound by the terms, provisions and conditions of the Assumed Contracts and undertake, assume and agree to perform all obligations of Seller under the Assumed Contracts that arise during and relate to the period from and after the Closing.
     1.4 Excluded Liabilities. It is understood and agreed that Buyer will not assume, and Seller will retain and discharge, when due or otherwise satisfy following the Closing, any direct or indirect debts, obligations or liabilities of Seller of any nature, whether absolute, accrued, contingent, liquidated or otherwise (including without limitation Taxes), and whether due or to become due, asserted or unasserted, known or unknown (collectively, “Liabilities”) that are not Assumed Liabilities (collectively, the “Excluded Liabilities”).

     1.5 Consideration. As consideration in full for the acquisition of the Assets from Seller, Buyer is assuming the Assumed Liabilities and (a) paying to Seller at the Closing, by wire transfer of immediately available funds (to the account specified in writing by Seller prior to the day of the Closing), a cash payment of $1,700,000 (the “Cash Consideration”) plus (b) delivery at the Closing of a cash amount of $800,000 (the “Escrowed Consideration”) to JPMorgan Chase Bank, N.A. (the “Escrow Agent”) to hold in an escrow account (the “Escrow” and such account being the “Escrow Account”), invest and disburse in accordance with the escrow agreement (the “Escrow Agreement”) substantially in the form attached hereto as Exhibit A (collectively, the Cash Consideration and the Escrowed Consideration are sometimes referred to herein as the “Purchase Price”). The Escrow (i) will be reduced on the first anniversary of the Closing Date (as defined in Section 1.6) to an amount equal to the sum of [A] $400,000 and [B] the aggregate of any unresolved Applicable Claims (as defined in Section 6.4) as of such date and the balance will be distributed to Seller in accordance with the Escrow Agreement and (ii) will terminate eighteen (18) months after the Closing Date and any funds remaining in the Escrow Account shall thereafter be distributed to Seller or its successors in interest (if Seller has been dissolved) unless Buyer has given Seller notice of an Applicable Claim prior to such date, with the distribution of the Escrowed Consideration to be made in all cases in accordance with the Escrow Agreement.
     1.6 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Fulbright & Jaworski L.L.P., 2200 Ross Avenue, Suite 2800, Dallas, Texas 75201-2784 (or such other place as the parties may agree) at 10:00 a.m. local time on a mutually agreed date on or before September 7, 2006, or via facsimile or portable document format (pdf), with originals to follow via Federal Express on the next Business Day (such date and time of closing being herein called the “Closing Date”).
     1.7 Closing Obligations. At the Closing,
     (a) Buyer will pay the Purchase Price in accordance with Section 1.5;
     (b) Buyer, Seller and Escrow Agent will execute and deliver to each other the Escrow Agreement;
     (c) Seller will endorse and deliver to Buyer any certificates of title necessary to effect or record the transfer of any Assets for which ownership is evidenced by a certificate of title;
     (d) Seller will execute and deliver to Buyer a Bill of Sale conveying the Assets to Buyer, in the form attached hereto as Exhibit B;
     (e) Seller and Buyer will execute and deliver to each other an Assignment of Patents, Trademarks, Copyrights and Trade Secrets conveying the patents, trademarks, copyrights and trade secrets included in the Assets to Buyer, in the form attached hereto as Exhibit C;
     (f) Buyer and Seller will execute and deliver to each other an Assignment and Assumption Agreement evidencing the assumption by Buyer of the Assumed Liabilities, in the form attached hereto as Exhibit D;

     (g) Buyer and each of Kevin McPartlan and Justin Broughton (the “Key Employees”) will execute and deliver to each other, as applicable, an employment agreement, in the forms attached hereto as Exhibits E-1 and E-2;
     (h) Buyer and each of the Key Employees will execute and deliver to each other, as applicable, a noncompetition agreement, in the form attached hereto as Exhibit F;
     (i) Seller will execute and deliver to Buyer such other assignments, releases, consents to assignment and other instruments of sale, conveyance, assignment, assumption and transfer satisfactory in form and in substance to Buyer as reasonably requested by Buyer in order to convey to Buyer all right, title and interest in and to the Assets in the manner provided for in this Agreement;
     (j) Seller will deliver to Buyer the schedule of Retained Liabilities required by Section 4.12;
     (k) Buyer and Seller will make the other closing deliveries referenced in Article V of this Agreement; and
     (l) Seller will deliver to Buyer or otherwise make available the originals or copies of all of Seller’s books, records, ledgers, disks, proprietary information and other data and all other written or electronic depositories of information relating to the Assets and the Business.
     1.8 Further Assurances. At or after the Closing, and without further consideration, Seller will execute and deliver to Buyer such further instruments of conveyance and transfer as Buyer may reasonably request in order more effectively to convey and transfer the Assets to Buyer and to put Buyer in operational control of the Business, or for aiding, assisting, collecting and reducing to possession any of the Assets and exercising rights with respect thereto.
     1.9 Allocation of Purchase Price.
     (a) Buyer shall provide to Seller within thirty (30) days after the Closing Date an allocation of the Purchase Price (plus other capitalized costs, including the amount of Assumed Liabilities that are liabilities for U.S. federal income tax purposes) among the Assets (the “Allocation”), consistent with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder. Seller shall propose any changes to the Allocation within thirty (30) days thereafter, together with a reasonably detailed explanation of the reasons therefor. Buyer and Seller will negotiate in good faith to resolve any disputed items, and if Buyer and Seller are unable to agree on the Allocation within thirty (30) days following delivery of Seller’s proposed changes, then the dispute will be arbitrated by an independent third party, whose determination shall be conclusive and binding on the parties for all purposes.
     (b) Each of Seller and Buyer shall timely file IRS Form 8594 and all other federal, state, local and foreign Tax returns in accordance with the Allocation. Neither Seller nor Buyer nor any of their respective Affiliates shall take any position on any Tax return that is inconsistent with the Allocation. Buyer and Seller each agree to promptly provide the other party with any additional information as so adjusted which is required to complete IRS Form 8594.
ARTICLE II
Representations and Warranties of Seller
     Seller hereby represents and warrants to Buyer as follows:
     2.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full power to own its properties and to conduct its business as presently conducted. Seller is duly authorized, qualified or licensed to do business and is in good standing in each state or other jurisdiction in which its assets are located or in which the Business as presently conducted makes such qualification necessary except where the failure to so qualify would not have a material adverse effect on the Business or Assets (a “Material Adverse Effect”). Seller is required as a result of the Business to be qualified to do business as a foreign entity in the jurisdictions set forth in Schedule 2.1, and Seller is so qualified in such jurisdictions. Set forth in Schedule 2.1 is a list of all assumed names under which Seller operates the Business and all jurisdictions in which any of such assumed names is registered.
     2.2 Authority. Seller has the corporate power and authority to execute, deliver and perform under this Agreement and the other agreements, certificates and instruments to be executed by Seller in connection with or pursuant to this Agreement (collectively, the “Seller Documents”). The execution, delivery and performance by Seller of each Seller Document has been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and at the Closing the other Seller Documents will be, duly executed and delivered by Seller. This Agreement is, and, upon execution and delivery at the Closing, each of the other Seller Documents will be, a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity).
     2.3 Title to Assets.
     (a) Set forth in Schedule 2.3(a)(i) is a complete list of all of the Assets. Set forth in Schedule 2.3(a)(ii) is a list of all of the assets of Seller (other than the Assets) that are used in, generated by or associated with the Business (collectively, the “Excluded Assets”). The Assets constitute all of the assets of Seller that are material to the Business. Except for the Excluded Assets, the Assets constitute all assets necessary to carry on the Business as currently conducted.
     (b) Except as set forth in Schedule 2.3(b), Seller has good and marketable title to all of the Assets it purports to own and a valid leasehold interest in all leased assets included within the Assets, free and clear of any obligation, lien, claim, pledge, security interest, liability, charge, contingency or other encumbrance or claim of any nature, other than statutory liens for taxes not yet due and payable (collectively, “Liens”). The execution and delivery of the Seller Documents by Seller will convey to and vest in Buyer good and marketable title to the Assets, free and clear of any Liens and a valid leasehold interest in all the Assets it leases, free and clear of any Liens. The Assets, including any Assets held under leases or licenses: (i) are in good condition and repair, ordinary wear and tear excepted; and (ii) are in good working order and have been properly and regularly maintained.
     2.4 Accounts Receivable. Schedule 2.4 provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of Seller as of August 28, 2006. Except as set forth in Schedule 2.4, all existing accounts receivable of Seller (i) represent and will represent valid obligations of customers of Seller arising from bona fide transactions entered into in the ordinary course of business and (ii) are current and are reasonably expected by Seller to be collected in full when due, without any counterclaim or set off (net of the respective reserves shown on the Latest Balance Sheet (as defined in Section 2.7(b)), which reserves Seller believes are adequate and calculated consistent with past practice of Seller). Subject to such reserves, each of such accounts receivable either has been or Seller reasonably expects will be collected in full, without any counterclaim or set off, within 90 days after the day on which it first becomes due and payable.
     2.5 No Violation. Except as described in Schedule 2.5, neither the execution or delivery of the Seller Documents nor the consummation of the transactions contemplated thereby, including without limitation the sale of the Assets to Buyer, will conflict with or result in the material breach of any term or provision of, require consent or violate or constitute a material default under (or an event that with notice or lapse of time or both would constitute a material breach or material default), or result in the creation of any Lien on the Assets pursuant to, or relieve any Person (as defined in Section 2.10) of any obligation to Seller or give any Person the right to terminate or accelerate any obligation under, any charter provision, bylaw, contract, agreement, Permit (as defined in Section 2.12) or Law to which Seller is a party and by which any of the Assets or the Business is in any way bound or obligated. The agreements listed on Schedule 2.5 constitute the only Business Contracts which would require the consent of any Person to the assignment of such agreements to Buyer.
     2.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental or quasi-governmental agency, authority, commission, board or other body (collectively, a “Governmental Body”) is required on the part of Seller in connection with the sale and purchase of the Assets or any of the other transactions contemplated by this Agreement.
     2.7 Financial Statements.
     (a) Attached as Schedule 2.7(a) are true and complete copies of the audited balance sheet of the Business as of December 31, 2005 and the unaudited balance sheet as of July 31, 2006 (the “Latest Balance Sheet Date”) and the related unaudited statements of income of the Business for the respective twelve (12)-month and seven (7)-month periods then ended (collectively, the “Financial Statements”). The Financial Statements present fairly the financial condition of the Business at the dates specified and the results of its operations for the periods specified and have been prepared in accordance with generally accepted accounting principles, consistently applied (“GAAP”). The Financial Statements do not contain any items of a special or nonrecurring nature, except as expressly stated therein. The Financial Statements have been prepared from the books and records of Seller, which accurately and fairly reflect the transactions of, acquisitions and dispositions of assets by and incurrence of Liabilities by the Business.
     (b) Seller has no material Liabilities of or relating to the Business except for: (i) Liabilities reflected on balance sheet of the Business dated as of the Latest Balance Sheet Date (the “Latest Balance Sheet”); (ii) current liabilities incurred in the Ordinary Course of Business and consistent with past practice after the Latest Balance Sheet Date; and (iii) ordinary course performance obligations under agreements entered into by Seller in the ordinary course of business and consistent with past practice (including the Assumed Contracts), which Liabilities in each case are not required by GAAP to be reflected in the Latest Balance Sheet.
     (c) All inventories reflected in the Latest Balance Sheet or included in the Assets are of good and merchantable quality and are salable in the ordinary course of business. The values of the inventories reflected in the Latest Balance Sheet are stated in accordance with GAAP.
     2.8 Absence of Material Adverse Changes. Except as set forth in Schedule 2.8, since the Latest Balance Sheet Date, Seller has operated the Business in the ordinary course of business, consistent with past practices, and except as set forth in Schedule 2.8, there has not been: (a) any material adverse change in the condition (financial or otherwise), results of operations, business, Assets or Liabilities of the Business or with respect to the manner in which Seller conducts the Business; (b) any revaluation of any of the Assets; (c) any entry by Seller into any commitment or transaction material to the Business other than this Agreement; (d) any breach or default (or event that with notice or lapse of time would constitute a breach or default), termination or threatened termination under any Business Contract (as defined in Section 2.15(a); (e) any change by Seller in its accounting methods, principles or practices relating in any way to the Business; (f) any increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing or other employee benefit plan, or any increase in the compensation payable or to become payable to directors, managers, officers or employees of Seller employed in the Business, except for annual merit increases in salaries or wages in the ordinary course of business and consistent with past practice; (g) the termination of employment (whether voluntary or involuntary) of any officer or key employee of Seller employed in the Business or the termination of employment (whether voluntary or involuntary) of employees of Seller employed in the Business in excess of historical attrition in personnel; (h) any theft, condemnation or eminent domain proceeding or any damage, destruction or casualty loss affecting any asset used in the Business, whether or not covered by insurance; (i) any sale, assignment or transfer (including within Seller’s organization) of any asset used in the Business, except sales of inventory in the ordinary course of business and consistent with past practice; (j) any waiver by Seller of any material rights related to the Business or the Assets; (k) any declaration, accrual, setting aside or payment of any dividend or other distribution in respect of any shares of Seller’s capital stock, or repurchase, redemption or other reacquisition of any shares of Seller’s capital stock or other securities; (l) any other transaction, agreement or commitment entered into or affecting the Business or the Assets, except in the ordinary course of business and consistent with past practice; or (m) any agreement or understanding to do or resulting in any of the foregoing.
     2.9 Taxes.
     (a) All federal, state, local and other Tax (as defined below) returns, notices and reports (including without limitation income, property, sales, use, franchise, withholding, social security and unemployment Tax returns) required to be filed by Seller have been accurately prepared and duly and timely filed, and all Taxes owed by Seller have been timely paid. No Tax deficiency has been proposed or assessed against Seller, and Seller has not executed any waiver of any statute of limitations on the assessment or collection of any Tax. No written claim has ever been made by a Governmental Body in a jurisdiction where Seller does not file Tax returns that Seller is or may be subject to taxation in that jurisdiction. No Tax audit, action, suit, proceeding, investigation or claim is now pending or, to the Knowledge of Seller, threatened against Seller, and no issue or question has been raised (and is currently pending) by any taxing authority in connection with Seller’s Tax returns or reports. Seller has withheld or collected from each payment made to each of its employees and other payees the full amount of any and all Taxes required to be withheld or collected therefrom and has timely paid the same to the proper Governmental Body and has timely filed all Tax returns with respect to such Taxes. Seller (i) has not been a member of any group filing a consolidated federal income Tax return and (ii) has no liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or by contract or as transferor or successor, or otherwise, other than for the remittance of sales Taxes collected as required by applicable Laws. Seller will be responsible for (x) any sales, use, excise, stamp, gross receipts, registration, transfer, conveyance, recording, license or other similar Tax or fee that arises out of or results from the sale of the Assets hereunder (“Transfer Taxes”), or any Tax from the operation of the Assets by Seller prior to the Closing or any other transaction or activity of Seller and (y) filing all federal, state, local, foreign and other Tax returns, notices and reports with respect to periods ending on or prior to or on the Closing Date or any portion of any period that includes but ends after the Closing Date.
     (b) Tax” or “Taxes” means any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including without limitation: (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes; (ii) customs, duties, imposts, charges, levies or other similar assessments of any kind; and (iii) interest, penalties and additions to tax imposed with respect thereto.
     2.10 Litigation. Except as described in Schedule 2.10, there are currently no pending or, to the Knowledge of Seller, threatened claims or lawsuits, administrative proceedings or reviews, or formal or informal complaints, investigations or inquiries (including, without limitation, grand jury subpoenas) (collectively, “Claims”) by any individual, corporation, partnership, Governmental Body or other entity (collectively, a “Person”) against Seller relating to or concerning the Business or to which any of the Assets are subject. Seller is not subject to or bound by any currently existing judgment, order, writ, injunction or decree that relates in any way to the Business or the Assets. No product liability lawsuit or administrative proceeding has been commenced relating to or concerning the Business during the last five (5) years.
     2.11 Compliance with Laws. Except as set forth on Schedule 2.11, Seller is currently complying in all material respects with and has at all times complied in all material respects with each applicable statute, law, ordinance, decree, order, rule or regulation of any Governmental Body, including without limitation all federal, state, local and foreign laws relating to zoning and land use, occupational health and safety, product quality, product labeling, safety, employment and labor matters and all rules and regulations relating thereto (collectively, “Laws”), which Laws relate to the Business or the Assets.
     2.12 Permits. Seller owns or possesses from each appropriate Governmental Body all right, title and interest in and to all permits, licenses, authorizations, approvals, quality certifications, franchises or rights (collectively, “Permits”) issued by any Governmental Body necessary to conduct the Business, except to the extent the failure to have such Permits would not have or be reasonably expected to have a Material Adverse Effect. Each Permit is described in Schedule 2.12 and, except for Permits that are not transferable (which are identified on Schedule 2.12), is included within the Assets. No loss or expiration of any such Permit is pending or, to the Knowledge of Seller, threatened or reasonably foreseeable, other than expiration in accordance with the terms thereof of such Permits that may be renewed in the ordinary course of business without lapsing.
     2.13 Employee Matters. Set forth in Schedule 2.13 is a complete list of all current employees of Seller employed in the Business, including date of employment, current title and compensation, date and amount of last increase in compensation. Seller has no collective bargaining, union or labor agreements, contracts or other arrangements with any group of employees, labor union or employee representative and, to the Knowledge of Seller, except as set forth on Schedule 2.13, there is no organizational effort currently being made or threatened by or on behalf of any labor union with respect to employees of Seller employed in the Business. Seller has not experienced, and, to the Knowledge of Seller, there is no basis for, any strike, material labor trouble, work stoppage, slow down or other interference with or impairment of the Business.
     2.14 Employee Benefit Plans.
     (a) Set forth in Schedule 2.14(a) is a complete and correct list of all “Employee Benefit Plans.” The term “Employee Benefit Plans” means: (a) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); and (b) all plans or policies providing for fringe benefits and each other bonus, incentive compensation, deferred compensation, profit sharing, stock, severance, retirement, health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, performance share, supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified, currently effective or terminated), which provides benefits, or describes policies or procedures applicable, to any employee of Seller employed in the Business, or any dependent thereof. Seller has provided to Buyer a true and complete copy of each Employee Benefit Plan that covers any employee of Seller employed in the Business, or any dependent thereof and all amendments thereto and written interpretations thereof and the most recently disseminated summary plan description and an explanation of any material plan modifications made after the date thereof. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plan or modify or change any existing Employee Benefit Plan that would affect any employee of Seller employed in the Business, or any dependent or beneficiary thereof.
     (b) Neither Seller nor its current and former affiliates have made or been required to make contributions to any “multiemployer plan,” as defined in Section 3(37) of ERISA, or an employee pension plan subject to Title IV of ERISA or Section 412 of the Code. Seller and its current and former affiliates have paid and discharged promptly when due all liabilities and obligations arising under ERISA or the Code of a character which if unpaid or unperformed would result in the imposition of a Lien against the Assets. For purposes of this Section, an “affiliate” of a person means any other person which, together with such person, would be treated as a single employer under Section 414 of the Code or Section 4001(b) of ERISA.
     (c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred to adversely affect the qualified status of any such plan or the exempt status of any such trust.
     (d) Seller has no liability or contingent liability with respect to employees employed in connection with the operation of the Business for providing, under any Employee Benefit Plan or otherwise, any post-retirement medical, dental, death or other welfare or fringe benefits, other than group health plan continuation coverage under Sections 601-608 of ERISA and Section 4980B of the Code.
     2.15 Business Contracts.
     (a) Schedule 2.15(a) lists each agreement and executory purchase order with a customer or reseller of Seller and every agreement with a third party for the license, purchase or maintenance of any Software or Hardware included in Software or Hardware products sold, licensed or marketed by Seller and all other material agreements (whether written or oral and including all addenda, attachments and amendments thereto) relating to the Business to which Seller is a party or a beneficiary or by which Seller or any of the Assets is bound or otherwise obligated (collectively, the “Business Contracts”), including without limitation the following: (i) agreements for the sale, license, resale, OEM, supply or distribution of any products; (ii) pending or partially completed purchase orders

(which list contains separate columns showing with respect to each order the face amount of such order, amount of such order which has been billed and the amount of such order which has been collected), (iii) real estate leases; (iv) agreements evidencing, securing or otherwise relating to any indebtedness for borrowed money for which Seller is, directly or indirectly, liable; (v) capital or operating leases or conditional sales agreements relating to vehicles, equipment or other Assets; (vi) agreements pursuant to which any Seller is entitled or obligated to acquire any assets from a third Person; (vii) insurance policies; (viii) employment, consulting, noncompetition, separation, collective bargaining, union or labor agreements or arrangements; and (ix) agreements with or for the benefit of any equity holder of Seller, or director, manager, officer or employee of Seller employed in the Business, or any Affiliate or immediate family member thereof. Business Contracts do not include distribution or royalty agreements for products no longer incorporated into Seller’s product offerings or tool software of nominal value (i.e., less than $1,000).
     (b) Schedule 2.15(b) identifies any Business Contract that is an Assumed Contract. Any Business Contract not identified as being an Assumed Contract will be retained by Seller following the Closing.
     (c) Seller has delivered to Buyer a copy of each written Business Contract and a written, detailed summary of each material term of each oral Business Contract. To the Knowledge of Seller, each Business Contract is valid, binding and in full force and effect and enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity). Seller has performed all of its obligations under each Business Contract, and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) on the part of Seller or, to the Knowledge of Seller, on the part of any other Person under any Business Contract. There has been no termination or notice of default or, to the Knowledge of Seller, any threatened termination under any Business Contract. Schedule 2.15(c) sets forth certain agreements to which Seller is a party which permit the parties to enter into referral arrangements for customers. There are no current obligations or referral arrangements with customers under any of the agreements listed on Schedule 2.15(c).
     2.16 Customers. Set forth on Schedule 2.16 is a complete list of each customer of the Business for the years ended December 31, 2004 and 2005, which list indicates the amount of bookings attributable to each such customer (i) during the years ended December 31, 2004 and 2005 and (iii) during the interim period ending on the Latest Balance Sheet Date. Except as set forth on Schedule 2.16, none of the customers has threatened, or notified Seller of any intention to terminate or materially alter its relationship with Seller. There has been no material change in pricing or pricing structure with any customer and there has been no material dispute with a customer, in each case since January 1, 2004.

     2.17 Seller Proprietary Rights.
     (a) Seller owns all right, title and interest in and to the Software, the Hardware and the Domains and possesses all rights in, or is licensed to use, all patents, copyrights, technology, software, software tools, know-how, processes, trade secrets, trademarks, service marks, trade names, Internet domain names and other proprietary rights necessary for the use, licensing, marketing, and sale of the Software, the Hardware and the Domains, and related services (the “Services”) in each case as used in the conduct of the Business as conducted to the date of this Agreement, free and clear of all liens, claims and encumbrances (including without limitation, licensing and distribution rights) (all of which rights are referred to as “Seller Proprietary Rights”). No claims have been asserted or threatened in writing or, to the Knowledge of Seller, orally, against Seller (and Seller is not aware of any claims which are likely to be asserted or threatened against Seller or which have been asserted or threatened against others) by any Person relating to the Software, the Hardware, the Services or the Domains infringing any third party intellectual property right or a violation of any Person’s privacy, personal or confidentiality rights. Seller knows of no valid basis for any claim of the type specified in the immediately preceding sentence which could in any material way relate to or interfere with the continued enhancement and exploitation by Buyer of any of the Software, the Hardware, the Services or the Domains.
     (b) Schedule 2.17 contains an accurate and complete (i) list of all patents and patent applications (with separate listings of issued and pending patents), material trademarks (with separate listings of registered and unregistered trademarks), trade names, Internet domain names and registered copyrights in or related to the Software, the Hardware, the Services or the Domains or otherwise included in the Seller Proprietary Rights and all applications and registration statements therefor, including the jurisdictions in which each such Seller Proprietary Right has been issued or registered or in which any such application of such issuance and registration has been filed, (ii) list of all licenses and other agreements with third parties (the “Third Party Licenses”) relating to any material patents, copyrights, trade secrets, software, inventions, technology, know-how, processes or other proprietary rights that Seller is licensed or otherwise authorized by such third parties to use, market, distribute or incorporate in Software, the Hardware, the Services or the Domains (such patents, copyrights, trade secrets, software, inventions, technology, know-how, processes or other proprietary rights are collectively referred to as the “Third Party Technology”) and (iii) list of all licenses and other agreements with third parties relating to any material information, compilations, data lists or databases that Seller is licensed or otherwise authorized by such third parties to use, market, disseminate, distribute or incorporate in the Software, the Hardware, the Services or the Domains. All of Seller’s patents, copyrights, trademarks, trade names or Internet domain name registrations related to or in the Software, the Hardware, the Services or the Domains are valid and in full force and effect, and consummation of the transactions contemplated by this Agreement will not alter or impair any such rights. No claims have been asserted or threatened in writing or, to the Knowledge of Seller, orally, against Seller by any Person relating to Seller Proprietary Rights or challenging or questioning the validity or effectiveness of any material license or agreement relating thereto (including, without limitation, the Third Party Licenses). Seller knows of no valid basis for any claim of the type specified in the immediately preceding sentence which could in any material way relate to or interfere with the continued enhancement and exploitation by Buyer of any of the Software, the Hardware, the Services or the Domains. None of the Software, the Hardware, the Services or the Domains nor the use or exploitation of any Seller Proprietary Rights in Seller’s current business infringes on the rights of or constitutes misappropriation of any proprietary information or intangible property right of any third person or entity, including without limitation any patent, trade secret, copyright, trademark or trade name, and Seller has not been sued or named in any suit, action or proceeding which involves a claim of such infringement, misappropriation or unfair competition.
     (c) Except as set forth on Schedule 2.17(c) Seller has not granted any third party any right to reproduce, distribute, market or exploit any of the Software, the Hardware, the Services or the Domains or any adaptations, translations, or derivative works based on the Software, the Hardware, the Services or the Domains or any portion thereof. Except as set forth on Schedule 2.17(c) and except with respect to the rights of third parties to the Third Party Technology, no third party has any express right to reproduce, distribute, market or exploit any works or materials of which any of the Software, the Hardware, the Services or the Domains are a “derivative work” as that term is defined in the United States Copyright Act, Title 17, U.S.C. Section 101.
     (d) All material designs, drawings, specifications, source code, object code, scripts, documentation, flow charts, diagrams, data lists, databases, compilations and information incorporating, embodying or reflecting any of the Software, the Hardware, the Services or the Domains at any stage of their development (the “Seller Components”) were written, developed and created solely and exclusively by employees of Seller without the assistance of any third party or entity or were created by third parties who assigned ownership of their rights to Seller by means of valid and enforceable confidentiality and invention assignment agreements, copies of which have been delivered to Buyer. Seller has at all times used commercially reasonable efforts customary in its industry to treat the Seller Proprietary Rights related to the Software, Hardware, Services, Domains, and Seller Components as containing trade secrets and has not disclosed or otherwise dealt with such items in a manner intended or reasonably likely to cause the loss of such trade secrets by release into the public domain.
     (e) To the Knowledge of Seller, no employee, contractor or consultant of Seller is in violation in any material respect of any term of any written employment contract, patent disclosure agreement or any other written contract or agreement relating to the relationship of any such employee, consultant or contractor with Seller or any other party because of the nature of the business conducted by Seller.
     (f) Each Person presently or previously employed by Seller (including independent contractors, if any) has executed a confidentiality, non-disclosure and proprietary inventions assignment agreement pursuant to the form of agreement in Schedule 2.17(f).

     (g) No unresolved product liability or warranty claims have been communicated in writing to or threatened in writing or, to the Knowledge of Seller, orally, against Seller.
     (h) To the Knowledge of Seller, there is no material unauthorized use, disclosure, infringement or misappropriation of any Seller Proprietary Rights, or any Third Party Technology to the extent licensed by or through Seller, by any third party, including any employee, former employee or independent contractor of Seller. Seller has not entered into any agreement to indemnify any other Person against any charge of infringement of any of the Software, the Hardware, the Services, or the Domains.
     (i) Seller has taken all steps customary and reasonable in its industry to protect and preserve the confidentiality and proprietary nature of all Seller Proprietary Rights and other confidential information not otherwise protected by patents, patent applications or copyright.
     (j) None of the Software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by Seller at any time since August 1, 2004 (other than non-customized third-party software licensed to Seller for internal use on a non-exclusive basis) (collectively, “Seller Software”):
     (i) (A) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such Seller Software or any product or system containing or used in conjunction with such Seller Software or (B) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software or any product or system containing or used in conjunction with such Seller Software. Seller has provided to Buyer a complete and accurate list of all known bugs, defects, and errors in each version and component of the Seller Software.
     (ii) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or to be capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user’s consent.
     (iii) subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that (A) could require, or could condition the use or distribution of such Seller Software on, the disclosure, licensing or distribution of any source code for any portion of such Seller Software or (B) could otherwise impose any limitation, restriction or condition on the right or ability of Seller to use or distribute any Seller Software.
     (k) No source code for any Seller Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Seller. Seller has no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Seller Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Seller. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Seller Software to any other Person who is not, as of the date of this Agreement, an employee of Seller.
     2.18 Leased Real Property. Seller owns no real property. Schedule 2.18 sets forth a complete and accurate list of all real property leased, subleased or licensed by Seller (the “Leased Real Property”). Seller has a good and valid leasehold interest in the Leased Real Property. Seller does not lease, sublease or license any real property to any Person. Seller is not obligated under or bound by any option, right of first refusal, purchase contract or other contractual right to sell or purchase any Leased Real Property or any portions thereof or interests therein. Seller has all easements, rights of ingress and egress, and utilities and services necessary for all operations conducted by it. Neither the whole nor any portion of any real property occupied by Seller has been condemned or otherwise taken by any Governmental Body, nor, to the Knowledge of Seller, is any such condemnation or taking threatened or planned.
     2.19 Environmental Matters.
     (a) To the knowledge of Seller, Seller has conducted the Business in compliance with all applicable Environmental Laws (as defined below), including without limitation by having all Permits required under any Environmental Laws for the operation of the Business as it is currently conducted. To the Knowledge of Seller, no real property owned or leased by Seller contains any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws. Seller has not received any notice, demand letter or request for information from any Governmental Body or other Person indicating that Seller may be in violation of, or liable under, any Environmental Law in connection with the Business or relating to any of the Assets. No reports have been filed, or are required to be filed, with any Governmental Body by (or relating to) Seller in connection with the Business concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law. No Hazardous Substance has been disposed of, released or transported in material violation of any applicable Environmental Law to or from any real property or as a result of any activity of Seller. There have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any Environmental Law conducted by or which are in the possession of Seller relating to the activities of the Business or any real property owned or leased by Seller or the Assets that have not been delivered to Buyer prior to the date hereof. To the knowledge of Seller, there are no underground storage tanks on, in or under any real property owned or leased by Seller, and no underground storage tanks have been closed or removed from any such real property by Seller or, to the Knowledge of Seller, by any other Person. To the knowledge of Seller, there is no friable asbestos present in any of the real property, and no friable asbestos has been removed from any real property, owned or leased by Seller. Neither Seller, in connection with the Business, nor any of the Assets are subject to any Liabilities or expenditures relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.
     (b) As used herein, “Environmental Law” means any federal, state, local or foreign Law, Permit, judgment, requirement or agreement with any Governmental Body relating to: (i) the protection, preservation or restoration of the environment; or (ii) the use, storage, generation, transportation, processing, production, release or disposal of Hazardous Substances, in each case as amended and in effect on the date of the Closing.
     (c) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Body or under any Environmental Law as of the Closing Date, including without limitation any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, lead or polychlorinated biphenyls.
     2.20 Competing Interests. Neither Seller, any director or officer of Seller, any Affiliate of Seller or to the Knowledge of Seller, any manager or management level employee of Seller (each, a “Related Party”): (a) owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of Seller (in respect of the Business) or that otherwise has material business dealings with Seller (in respect of the Business); or (b) is a party to, or otherwise has any direct or indirect interest opposed to Seller under, any Business Contract or other business relationship or arrangement.
     2.21 Illegal Payments. Neither Seller nor any director, manager, officer, agent or employee of Seller, or any Affiliate of any of the foregoing, has: (a) used any funds of Seller for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any payment using any funds of Seller or for the benefit of Seller in violation of applicable Law to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment using any funds of Seller or for the benefit of Seller in violation of applicable Law.
     2.22 Nature of Asset Sale Under this Agreement. Seller acknowledges that the transactions contemplated by this Agreement constitute a regularly conducted arm’s length sale of assets. Seller has not entered into this Agreement or any agreement or document executed and delivered by Seller in connection with this Agreement with the intent to hinder, delay or defraud any present or future creditor of Seller or any Affiliate of Seller. The sale of the Assets contemplated by this Agreement is for fair value.
     2.23 Required Stockholder Vote. The affirmative vote of the holders of [(i) a majority of Seller’s outstanding common stock, (ii) a majority of Seller’s outstanding common Stock and preferred stock voting together as a single class on an as-if converted to common stock basis, and (iii) holders of at least sixty-six and two-thirds percent (66-2/3%) of Seller’s outstanding Series A-1 Preferred Stock and Series B-1 Preferred Stock voting together as a single class on an as-if converted to Common Stock basis] are the only votes of the holders of any class or series of Seller’s capital stock necessary to authorize the sale of the Assets to Buyer pursuant to this Agreement (the “Required Stockholder Vote”).
     2.24 No Misrepresentations. The representations, warranties and statements made by Seller in or pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation, warranty or statement, under the circumstances in which it is made, not misleading. To the Knowledge of Seller, Seller has disclosed to Buyer all facts and information material to the proposed purchase of the Assets and the Business hereunder.
ARTICLE III
Representations and Warranties of Buyer
     Buyer represents and warrants to Seller as follows:
     3.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Texas.
     3.2 Authority. Buyer has all requisite power and authority to execute, deliver and perform under this Agreement and the other agreements, certificates and instruments to be executed by Buyer in connection with or pursuant to this Agreement (collectively, the “Buyer Documents”). The execution, delivery and performance by Buyer of each Buyer Document has been duly authorized by all necessary action, corporate or otherwise, on the part of Buyer. This Agreement has been, and at the Closing the other Buyer Documents will be, duly executed and delivered by Buyer. This Agreement is, and, upon execution and delivery by Buyer at the Closing, each of the other Buyer Documents will be, a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding of law or in equity).
     3.3 No Violation. The execution, delivery and performance of the Buyer Documents by Buyer will not conflict with or result in the breach of any term of, or violate or constitute a default under any charter provision or bylaw or under any material agreement, order or Law to which Buyer is a party or by which Buyer is in any way bound or obligated that will prevent Buyer from consummating the transactions contemplated by this Agreement.
     3.4 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body is required on the part of Buyer in connection with the sale and purchase of the Assets or any of the other transactions contemplated by this Agreement.
ARTICLE IV
Covenants and Agreements
     4.1 Conduct of Business. Prior to the Closing, unless Buyer otherwise consents in writing, Seller will: (a) operate the Business in the ordinary course of business and consistent with past practices and use its best efforts to preserve the goodwill of the Business and of its employees, customers, suppliers, Governmental Bodies and others having business dealings with the Business, provided, however, that except as otherwise provided Seller shall not be required to pay or discharge, prior to Closing, Liabilities pursuant to the terms of existing agreements with employees, customers and suppliers; (b) not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Seller’s capital stock, or repurchase, redeem or otherwise reacquire any shares of Seller’s capital stock or other securities; (c) not use any Cash or current assets of Seller for any purpose other than (i) making payments of Assumed Liabilities, (ii) making payments of Accrued Vacation Pay to the extent all such payments do not exceed $280,000 in the aggregate and (iii) making payments of salaries and commissions to employees (unrelated to payments to employees that result from the acquisition contemplated by this Agreement), related employment and payroll taxes, and reasonable, customary and properly documented travel, living and customer entertainment expense reimbursements that are earned (in the case of salaries and commissions) and become due and payable in the ordinary course of business and that do not exceed $300,000 in the aggregate; (d) not engage in any transaction concerning the Business or the Assets outside the ordinary course of business, including without limitation by making any material expenditure, investment or commitment or entering into any material agreement or arrangement of any kind; (e) not increase the compensation of any employee of Seller employed in the Business or enter into a collective bargaining agreement covering the employees of Seller employed in the Business; (f) maintain all insurance policies, all Permits and all other material rights or interests that are required for Seller to carry on the Business; (g) maintain books of account and records concerning the Business and the Assets in the usual, regular and ordinary manner and consistent with past practices; (h) promptly notify Buyer of any material adverse change in the condition (financial or otherwise), results of operations, business, prospects, assets or Liabilities of Seller with respect to the Business or with respect to the manner in which Seller conducts the Business; (i) promptly notify Buyer of the occurrence of any event described in Section 2.8; (j) not subject any of the Assets to any Lien; (k) not engage in any transaction concerning the Business or the Assets with any Related Party; and (l) not take any action that would (or fail to take any action if such failure would) result in a breach of the representations and warranties set forth in this Agreement, including without limitation Section 2.8.
     4.2 Access and Information. Seller will permit Buyer and its representatives to have reasonable access to Seller’s directors, managers, officers, employees, agents, assets and properties and all relevant books, records and documents of or relating to the Business and the Assets during normal business hours and will furnish to Buyer such information, financial records and other documents relating to the Business as Buyer may reasonably request. Seller will permit Buyer and its representatives reasonable access to Seller’s accountants and auditors, and, upon advance approval by Seller (such approval not to be unreasonably withheld or delayed), Seller’s customers and suppliers for consultation or verification of any information obtained by Buyer, and will use all commercially reasonable efforts to cause such Persons to cooperate with Buyer and its representatives in such consultations and in verifying such information. Seller will have the right to participate in any contact with such Persons.
     4.3 Supplemental Disclosure. Seller will promptly supplement or amend each of the Schedules hereto with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in the Schedules hereto; provided, that for purposes of determining whether a breach exists with respect to any of the representations and warranties hereunder, any such supplemental or amended disclosure will not be deemed to have been disclosed to Buyer unless Buyer otherwise expressly consents in writing.
     4.4 Assistance with Permits and Filings. Seller will furnish Buyer with all information concerning Seller that is required for inclusion in any application or filing made by Buyer to any Governmental Body in connection with the transactions contemplated by this Agreement. Seller will use commercially reasonable efforts to assist Buyer in obtaining any Permits, or any consents to assignment related thereto, that Buyer will require in connection with the continued operation of the Assets and the Business after the Closing.
     4.5 Fulfillment of Conditions by Seller. Seller agrees not to take any action that would cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking or causing to be taken any action that would cause the representations and warranties made by Seller herein not to be true and correct as of the Closing. Seller will take all reasonable steps within its power to cause to be fulfilled the conditions precedent to Buyer’s obligations to consummate the transactions contemplated hereby that are dependent on the actions of Seller.
     4.6 Fulfillment of Conditions by Buyer. Buyer agrees not to take any action that would cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking or causing to be taken any action that would cause the representations and warranties made by Buyer herein not to be true and correct as of the Closing. Buyer will take all reasonable steps within its power to cause to be fulfilled the conditions precedent to Seller’s obligations to consummate the transactions contemplated hereby that are dependent on the actions of Buyer.
     4.7 Publicity. Neither Buyer nor Seller, nor any Affiliate of Buyer or Seller, will issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the prior written consent of the other party, except, in the case of Buyer, as may be required by Law or the rules and regulations of The NASDAQ Global Market.
     4.8 Transaction Costs. Buyer will pay all transaction costs and expenses (including legal, accounting, investment banking, broker and other professional fees) that it incurs in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby. Seller will pay all transaction costs and expenses (including legal, accounting, investment banking, broker and other professional fees) that it incurs in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby. Seller will pay any and all break-up fees and similar fees related to the transactions contemplated by this Agreement.
     4.9 No-Shop Provisions. Seller hereby covenants and agrees that until the earlier of the Closing or termination of this Agreement pursuant to Section 8.1: (a) it will not, and will not permit any of its Affiliates to, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Acquisition Transaction (as defined below), or enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain any Acquisition Transaction, or endorse or agree to endorse any Acquisition Transaction, or authorize or permit any of the directors, managers, officers or employees of Seller or any investment banker, financial advisor, attorney, accountant or other representative retained by Seller or any Affiliate of Seller to take any such action; and (b) Seller will promptly notify Buyer of all relevant terms of any such inquiries and proposals received by Seller, any Affiliate of Seller or any such director, manager, officer, employee, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters, and if such inquiry or proposal is in writing, Seller will promptly deliver or cause to be delivered to Buyer a copy of such inquiry or proposal. For purposes of this Agreement, “Acquisition Transaction” means any of the following (other than the transactions contemplated by this Agreement) involving the Business: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets used in the Business, other than in the ordinary course of business; or (iii) any offer for any of the equity capital of Seller.
     4.10 Seller Stockholders’ Meeting; Written Consents.
     (a) Seller shall, in accordance with its charter and bylaws and the applicable requirements of the Delaware General Corporation Law (“DGCL”), call and hold a special meeting of its stockholders as promptly as reasonably practicable following the date hereof, but in any event within two (2) days after the date hereof, for the purpose of permitting them to consider and to vote upon and authorize the sale of the Assets to Buyer pursuant to this Agreement (the “Seller Stockholders’ Meeting”). Seller shall ensure that the Seller Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with such Seller Stockholders’ Meeting are solicited, in compliance with all applicable Laws. In lieu of calling and holding the Seller Stockholders’ Meeting, Seller may solicit written consents of the stockholders of Seller in accordance with the applicable requirements of the DGCL for the purpose of permitting the stockholders of Seller to vote upon and authorize the sale of the Assets to Buyer pursuant to this Agreement.
     (b) Seller’s board of directors shall unanimously recommend that Seller’s stockholders vote in favor of and authorize the sale of the Assets to Buyer pursuant to this Agreement at the Seller Stockholders’ Meeting (the “Seller Board Recommendation”) and, except as permitted by this Agreement as set forth in Section 4.10(c), neither Seller’s board of directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Buyer, such Seller Board Recommendation.
     (c) Notwithstanding anything to the contrary contained in Section 4.5 or this Section 4.10, at any time prior to the authorization of the sale of Assets to Buyer by the Required Stockholder Vote, the Seller Board Recommendation may be withdrawn or modified in a manner adverse to Buyer if: (i) an unsolicited Competing Offer to purchase the Assets or otherwise effect an Acquisition Transaction is made to Seller and is not withdrawn; (ii) subject to Section 4.9, Seller’s board of directors determines in good faith that the Competing Offer constitutes a Superior Proposal, and after having taken into account the advice of Seller’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal or modification of the Seller Board Recommendation is required in order for Seller’s board of directors to comply with its fiduciary obligations to Seller’s stockholders under applicable Laws; and (iii) neither Seller nor any of its representatives shall have violated any of the restrictions set forth in Section 4.9.
     4.11 Nondisclosure. Seller acknowledges and agrees that all customer, prospect and marketing lists, sales data, formulas and processes, and other confidential information of Seller concerning the Business (collectively, “Confidential Information”) are valuable assets constituting part of the Assets and, following the Closing, will be owned exclusively by Buyer. The term Confidential Information shall not include information which is or becomes publicly available, other than as a result of a disclosure by Seller or a representative of Seller which is prohibited by this Agreement or by any other legal, contractual or fiduciary obligation that may be owed by Seller or any representative thereof to Buyer. Accordingly, Seller agrees to, and agrees to use its best efforts to cause its representatives to, treat the Confidential Information, together with any other confidential information furnished to it by Buyer, as confidential and not to make use of such information for its own purposes or for the benefit of any other Person (other than the Business prior to the Closing or Buyer after the Closing).
     4.12 Discharge of Retained Liabilities. At Closing, Seller shall deliver to Buyer a schedule of all Liabilities of Seller except the Assumed Liabilities (the “Retained Liabilities”). Following the Closing, Seller will fully pay or otherwise discharge in full, prior to the due date therefor and otherwise in accordance with the terms thereof, all Retained Liabilities and will promptly provide to Buyer evidence satisfactory to Buyer of such payment or discharge.
     4.13 Post-Closing Collection by Buyer of Accounts Receivable. Following the Closing, Buyer shall make commercially reasonable efforts to collect the accounts receivable of the Business assigned by Seller to Buyer at Closing.
     4.14 Employee Matters.
     (a) It is expressly acknowledged that Buyer shall not assume, and Seller shall be responsible for, any liability of Seller with respect to Seller’s employees for accrued but unpaid salaries (including deferred compensation, incentive compensation programs, commissions and any outstanding contests), wages, vested or accrued vacation and sick pay, COBRA benefits or any other employment related obligations, whether written or oral, for any period prior to and including the Closing Date (collectively, the “Seller

Employee Obligations”). Seller shall also remain responsible for payment of any and all retention, change in control or other similar compensation or benefits which are or may become payable to the employees in connection with the transactions contemplated hereby, including, without limitation, any severance payments or other such obligations to employees in accordance with the terms of Employee Benefit Plans. In accordance with Seller’s usual practice and in accordance with all applicable state and federal law concerning payments to employees, Seller shall remit payment for Seller Employee Obligations to all of its employees up to the Closing Date and shall provide evidence reasonably satisfactory to Buyer that all Seller Employee Obligations have been paid for all periods prior to and including the Closing Date. Notwithstanding the terms of any of Employee Benefit Plans to the contrary, Seller shall remit to each of its employees salary in the amount equal to such employee’s accrued but unpaid vacation and unused personal days and sick leave as of the Closing Date (“Accrued Vacation Pay”).
     (b) Before the closing date, Seller shall advise all of Seller’s employees (including, without limitation, those employees of Seller who are on the active payroll, as well as those employees who are on lay-off status or approved leaves of absence) of the sale of the Assets contemplated hereunder, and shall make available for hire by Buyer all of Seller’s employees. At the Closing Date, Seller shall terminate the employment of all its employees. Buyer may, at its sole discretion, elect to offer employment to some, all or none of Seller’s employees. Seller shall assist Buyer in communicating with Seller’s employees for the purpose of determining whether or not to hire any such employee. Any employment offered by Buyer to Seller’s employees subsequent to the Closing Date shall be under such terms and conditions as Buyer may establish at its sole discretion and it is expressly acknowledged that Buyer shall not assume any liabilities or obligations of Seller with respect to the employees of Seller that Buyer hires.
     (c) Buyer shall have no obligation to provide severance benefits on behalf of any employees of Seller. In the event that Buyer elects not to hire 50 or more of Seller’s employees, or should Buyer elect to offer employment to Seller’s employees under terms and conditions that are materially different than employees’ former employment with Seller, Seller agrees that it has the sole responsibility and obligation to provide the written notifications (to affected employees, their labor representative, if any, and to local and state governments) required under the Worker Adjustment and Retraining Notification Act (“WARN Act”) and/or California Labor Code sections 1400 through 1408 (“Cal-WARN Act”). Seller further agrees and acknowledges that it shall be solely liable for, and shall indemnify and hold Buyer harmless from, any damages or penalties relating to or arising out of Seller’s failure to provide the required notices under the WARN Act and/or the Cal-WARN Act.
     (d) Seller shall be solely responsible for providing notice and group health plan continuation coverages in compliance with COBRA with respect to qualifying events occurring on or before the Closing that relate to Seller’s current or former employees and their associated qualified beneficiaries.

     (e) Seller acknowledges and agrees that Buyer will not assume any Employee Benefit Plans of Seller or take on any Liability relating to any Employee Benefit Plans of Seller.
     (f) Seller acknowledges and agrees that Buyer is not assuming any outstanding stock options or other stock awards with respect to Seller’s common stock, whether vested or unvested, granted pursuant to the Seller’s 1999 Equity Incentive Plan or otherwise. Seller will honor its obligations with respect to the 1999 Equity Incentive Plan and all options and stock awards granted thereunder, including any obligations arising as a result of the transactions contemplated by this Agreement.
     4.15 Taxes.
     (a) Seller and Buyer will provide the other party with such cooperation and information as each of them reasonably may request of the other in filing any return, amended return or claim for a refund of Taxes, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit or proceeding in respect of Taxes, but only with respect to Taxes imposed upon or related to the Assets. Such cooperation and information shall include providing copies of relevant returns of Taxes, or portions thereof, imposed upon or related to the Assets, together with associated schedules and related work papers and documents relating to rulings or other determinations by taxing authorities. Each party shall make its employees available on a mutually convenient basis to provide explanation of any documents or information provided hereunder.
     (b) Seller shall be responsible for the timely payment of, and shall indemnify and hold harmless Buyer against all Transfer Taxes arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement and all other Taxes specified in clause (x) of Section 2.9(a). Seller shall prepare and timely file all tax returns required to be filed in respect of Transfer Taxes; provided, however, that Buyer shall be permitted to prepare any such tax returns that are the primary responsibility of Buyer under applicable Law.
     4.16 Name Change. No later than the sixtieth (60th) calendar day following the Closing, Seller will file all documents necessary to change its name (including any dba’s) to a name bearing no similarity to “Nuasis.” Following the Closing, Seller shall not market, license or sell products or services.
     4.17 Further Assurances with Respect to Releases. From and after the Closing Seller shall execute and deliver, or cause to be executed and delivered, such Releases (as defined in Section 5.1(a)) as Buyer may reasonably request consistent with this Agreement.
     4.18 Further Assurances with Respect to Contracts. Seller will use reasonable efforts to obtain as soon as reasonably possible before the Closing (but, if not so obtained, Seller will use reasonable efforts for thirty (30) days after the Closing to obtain), with respect to the contracts listed on Schedule 4.18, the written consent to this Agreement and the transactions contemplated hereby and the assignment of such contracts to Buyer of the other parties to all such contracts in accordance with the requirements of such contracts and without change in the financial terms thereof or, in the aggregate, any material cost to Seller or Buyer incurred in connection with obtaining such consents and assignments.
ARTICLE V
Closing Conditions
     5.1 Conditions to Obligations of Buyer. The obligations of Buyer under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Buyer in writing:
     (a) The stockholders of Seller holding secured convertible promissory notes issued by Seller (the “Bridge Notes”) shall have agreed in writing (i) to subordinate the Bridge Notes to the payment of the Assumed Liabilities, and (ii) that, except for the right the holders of such Bridge Notes to receive from Seller a portion of the Cash Consideration, all obligations of Seller pursuant to the Bridge Notes shall be deemed satisfied and released, and the Bridge Notes shall be deemed cancelled, upon receipt of the Cash Consideration by Seller. Seller shall execute and deliver, or cause to be executed and delivered, to Buyer at the Closing such releases, Form UCC-3s, United States Patent and Trademark Office releases and similar documents as may be necessary or appropriate to terminate liens, security interests and encumbrances on the Assets securing the Bridge Notes (collectively, the “Releases”).
     (b) All representations and warranties of Seller contained in this Agreement will be true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing except representations that are qualified by “materiality” which must be true and correct in all respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.
     (c) Seller must have performed and complied with all the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing, including without limitation the delivery of all items required to be delivered by Seller pursuant to Section 1.7.
     (d) The Sublease must have been amended to contain contractual terms satisfactory to Buyer in its reasonable discretion, such amended Sublease must have been assigned by Seller to Buyer, conditioned upon the Closing, and all necessary consents to such amendment and assignment of other parties to the Sublease and the applicable master lease must have been obtained.
     (e) Seller must have obtained the following:
     (i) With respect to the contracts listed in Schedule 5.1(e)(i), the written consent to this Agreement and the transactions contemplated hereby and the assignment of such contracts to Buyer of the other parties to all such contracts must have been obtained in accordance with the requirements of such contracts and without change in the financial terms thereof or, in the aggregate, any material cost to Seller or Buyer incurred in connection with obtaining such consents and assignments.
     (ii) Other than with respect to the contracts listed in Schedule 5.1(e)(i), all necessary contractual and governmental consents, approvals, orders or authorizations must have been obtained and all necessary contractual or governmental notices must have been given, in accordance with the requirements of any applicable contracts and in each case without change in the financial terms thereof or, in the aggregate, any material cost to Seller or Buyer incurred in connection with obtaining such consents or giving such notices.
     (f) As of the Closing Date, there will be no pending or threatened litigation by any Person seeking to enjoin any aspect of the operation of the Business or the consummation of the transactions contemplated by this Agreement, or otherwise affecting the Business.
     (g) As of the Closing Date there will not have occurred in the opinion of Buyer, in its reasonable discretion, any material adverse change in the Business or Assets since the Latest Balance Sheet Date.
     (h) Seller must have delivered to Buyer executed UCC Termination Statements or other releases satisfactory to Buyer to evidence the release of any Liens on the Assets.
     (i) Seller must have delivered to Buyer an officer’s certificate, substantially in the form of Exhibit G to this Agreement and a certificate of its secretary, substantially in the form of Exhibit H to this Agreement.
     (j) Seller must have obtained the resignation of all of Seller’s employees.
     (k) Seller must have delivered to Buyer a legal opinion of Seller’s counsel, substantially in the form of Exhibit I to this Agreement.
     (l) Seller must have delivered to Buyer a completed IRS Form W-9 and a non-foreign affidavit dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a “foreign person” as defined in Section 1445 of the Code.
     (m) Seller must have delivered to Buyer (i) an officer’s certificate certifying that, with respect to each agreement listed in Schedule 2.15(c), Seller has delivered a notice of termination to all parties to such agreement (other than Seller), which notice of termination shall be made and delivered in compliance with the provisions of such agreement and (ii) a copy of each delivered notice of termination referred to in Section 5.1(m)(i).

     5.2 Conditions to Obligations of Seller. The obligations of Seller under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Seller in writing:
     (a) All representations and warranties of Buyer contained in this Agreement will be true and correct at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.
     (b) Buyer must have performed and complied with the covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing, including without limitation the delivery of all items required to be delivered by Buyer pursuant to Section 1.7.
     (c) All necessary governmental consents, approvals, orders or authorizations must have been obtained and all necessary governmental notices must have been given.
     (d) The sale of the Assets to Buyer pursuant to this Agreement must have been authorized by the Required Stockholder Vote.
ARTICLE VI
Indemnification
     6.1 Survival of Representations and Warranties. All representations and warranties of Buyer and Seller set forth in this Agreement and any other agreements and documents executed and delivered by Buyer and Seller in connection with the transactions contemplated hereby shall survive the Closing and shall continue for eighteen (18) months after the Closing Date unless notice of an Applicable Claim shall have been given on or before such date; provided, however, an Applicable Claim based on fraud or intentional misconduct by Buyer or Seller in connection with this Agreement, the documents executed in connection herewith or the transactions contemplated hereby shall survive the Closing and shall continue for the period of the applicable statute of limitations.
     6.2 Indemnification of Buyer. Notwithstanding any investigation by Buyer or its representatives, Seller will indemnify, defend and hold Buyer, its Affiliates and their respective directors, managers, officers, employees and agents (collectively, the “Buyer Parties”) harmless from any and all Liabilities, obligations, claims, contingencies, damages, losses, costs and expenses, including all court costs, litigation expenses and reasonable attorneys’ fees (collectively, “Losses”) that any Buyer Party may suffer or incur as a result of or relating to:
     (a) the breach of any representation or warranty made by Seller in this Agreement or any other agreement or document executed and delivered by Seller in connection with the transactions contemplated hereby, or any allegation by a third party that, if true, would constitute such a breach;
     (b) the breach of any covenant or agreement made by Seller in this Agreement or any other agreement or document executed and delivered by Seller in connection with the transactions contemplated hereby, or any allegation by a third party that, if true, would constitute such a breach;

     (c) any Liability of Seller, known or unknown, other than the Assumed Liabilities, including without limitation any Applicable Claim or other third Person claims relating to or arising from the activities and operations of the Business with respect to any period (or portion thereof) occurring on or prior to the Closing;
     (d) the Excluded Assets;
     (e) any Tax claim asserted against Buyer with respect to any Taxes relating to the Assets or the operations of Seller attributable to periods prior to the Closing or any portion of any period through the Closing Date that ends after the Closing Date and as otherwise set forth in Section 4.15(b);
     (f) any product or component thereof manufactured by, any software licensed to a third Person (as licensee) by, or any services provided by, Seller, in whole or in part;
     (g) the failure of Buyer to comply with any bulk sales or transfer laws applicable to Seller’s sale of the Assets to Buyer, including without limitation, Sections 6101-6111 of the California Uniform Commercial Code; or
     (h) the Receivables Shortfall (as subsequently provided in this Section 6.2);
provided, that except with respect to any fraud or intentional misconduct by Seller in connection with this Agreement, the documents executed in connection herewith or the transactions contemplated hereby, for which no such limitation shall apply, the maximum aggregate liability for which the Buyer Parties will be entitled to indemnification under paragraph (a) of this Section 6.2 is the Escrowed Consideration in the Escrow Account at the time the Applicable Claim is made.
     If by one hundred eighty (180) days after the Closing Date Buyer has not collected at least eighty percent (80%) in dollar amount of the accounts receivable of the Business existing at Closing (the “Minimum Collectible Receivables”), Buyer may include as a Loss giving rise to an Applicable Claim against the Escrow an amount equal to the difference between the Minimum Collectible Receivables and the accounts receivable actually collected within one hundred eighty (180) days after the Closing Date (the “Receivables Shortfall”); provided, however,
     (i) calculation of the Minimum Collectible Receivables shall exclude the accounts receivable due from any customer of Seller that [A] voluntarily files for bankruptcy or [B] has a bankruptcy petition filed against it that is not stayed within thirty (30) days after the filing thereof;
     (ii) Buyer must have made commercially reasonable efforts to collect the accounts receivable of the Business assigned by Seller to Buyer at Closing (which efforts shall be no less than the efforts Buyer typically uses to collect its other accounts receivable);
     (iii) calculation of the Minimum Collectible Receivables shall exclude the accounts receivable due from any customer of Seller under an underlying contract with respect to which Buyer has defaulted, and failed to cure such default within any applicable cure period, under any such contract;
     (iv) calculation of the Minimum Collectible Receivables shall exclude any amounts forgiven by Buyer as a discount to collect on accounts receivable due from any customer; and
     (v) Buyer assigns (without recourse) to Seller any uncollected accounts receivable of the Business existing at Closing.
If after receiving payment of the Receivables Shortfall from the Escrow Buyer collects an account receivable of the Business existing on the Closing Date, Buyer will transfer such collected amount to the Escrow.
     6.3 Indemnification of Seller. Buyer will indemnify, defend and hold Seller and its directors, managers, officers, employees and agents (collectively, the “Seller Parties”) harmless from any and all Losses that any Seller Party may suffer or incur as a result of or relating to:
     (a) the breach of any representation or warranty made by Buyer in this Agreement or any other agreement or document executed and delivered by Buyer in connection with the transactions contemplated hereby, or any allegation by a third party that, if true, would constitute such a breach;
     (b) the breach of any covenant or agreement made by Buyer in this Agreement or any other agreement or document executed and delivered by Buyer in connection with the transactions contemplated hereby, or any allegation by a third party that, if true, would constitute such a breach; or
     (c) the failure of Buyer to perform and discharge in full, in a due and timely manner, the Assumed Liabilities;
provided, that no Seller Party will be entitled to indemnification for any Losses for which the Buyer Parties are entitled to indemnification under Section 6.2; and provided further, that except with respect to any fraud or intentional misconduct by Buyer in connection with this Agreement, the documents executed in connection herewith or the transactions contemplated hereby, for which no such limitation shall apply, the maximum aggregate liability for which the Seller Parties will be entitled to indemnification under paragraph (a) of this Section 6.3 is (i) $800,000 during the twelve (12)-month period immediately following the Closing Date and (ii) thereafter the sum of [A] $400,000 and [B] the aggregate amount of any unresolved Applicable Claims against Buyer up to but not to exceed $400,000 (determined as of the end of such twelve (12)-month period) until the end of the eighteenth (18th) month immediately following the Closing Date, at which time Buyer shall have no further liability to the Seller Parties under or in connection with this Agreement unless the Seller Parties have given Buyer notice of an Applicable Claim prior to such date. In no event will Buyer’s cumulative liability to the Seller Parties exceed $800,000 in the aggregate (other than with respect to any fraud or intentional misconduct by Buyer in connection with this Agreement).

     6.4 Notice. Any party entitled to receive indemnification under this Article VI (the “Indemnified Party”) agrees to give prompt written notice to the party required to provide such indemnification (the “Indemnifying Party”) promptly after becoming aware of the occurrence of any indemnifiable Loss or the assertion of any claim or the commencement of any action or proceeding in respect of which such a Loss may reasonably be expected to occur (an “Applicable Claim”), but the Indemnified Party’s failure to give such notice will not affect the obligations of the Indemnifying Party under this Article VI except to the extent that the Indemnifying Party is materially prejudiced thereby. Such written notice will include a reference to the event or events forming the basis of such Loss or Applicable Claim and the amount involved, unless such amount is uncertain or contingent, in which event the Indemnified Party will give a later written notice when the amount becomes fixed.
     6.5 Defense of Applicable Claims.
     (a) The Indemnifying Party may elect to assume and control the defense of any Applicable Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of expenses related thereto, if: (i) the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for any Losses resulting from such Applicable Claim; (ii) the Applicable Claim does not seek to impose any Liability on the Indemnified Party other than money damages; and (iii) the Applicable Claim does not relate to the Indemnified Party’s relationship with any customer, supplier or employee.
     (b) If the conditions of Section 6.5(a) are satisfied and the Indemnifying Party elects to assume and control the defense of an Applicable Claim, then: (i) the Indemnifying Party will not be liable for any settlement of such Applicable Claim effected without its consent, which consent will not be unreasonably withheld; (ii) the Indemnifying Party may settle such Applicable Claim without the consent of the Indemnified Party only if (1) any monetary damages payable in respect of the Applicable Claim are paid by the Indemnifying Party, (2) the Indemnified Party receives a full, complete and unconditional release in respect of the Applicable Claim without any admission or finding of obligation, liability, fault or guilt (criminal or otherwise) with respect to the Applicable Claim, and (3) no injunctive, extraordinary, equitable or other relief of any kind is imposed on the Indemnified Party or any of its Affiliates; and (iii) the Indemnified Party may employ separate counsel and participate in the defense thereof, but the Indemnified Party will be responsible for the fees and expenses of such counsel unless: (A) the Indemnifying Party has failed to adequately assume and actively conduct the defense of such Applicable Claim or to employ counsel with respect thereto; or (B) in the reasonable opinion of the Indemnified Party, a conflict of interest exists between the interests of the Indemnified Party and the Indemnifying Party that requires representation by separate counsel, in which case the fees and expenses of such separate counsel will be paid by the Indemnifying Party.
     (c) If the conditions of Section 6.5(a) are not satisfied, the Indemnified Party may assume the exclusive right to defend, compromise or settle such Applicable Claim, but the Indemnifying Party will not be bound by any determination of an Applicable Claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld); provided, that the Indemnified Party will not be required to obtain any consent of the Indemnifying Party to the determination of such Applicable Claim if the Indemnifying Party is asserting that it has no obligation to indemnify the Indemnified Party in respect of such Applicable Claim.
ARTICLE VII
Noncompetition Agreement
     7.1 Noncompetition.
     (a) In consideration of the purchase of the Assets (and the goodwill associated therewith) and the Business, Seller covenants to Buyer that, for a period of three (3) years from the Closing Date (the “Non-Competition Period”), without the prior written consent of Buyer (which consent may be withheld in the sole and absolute discretion of Buyer), Seller will not, directly or indirectly (in any capacity, including as a shareholder, partner, member, investor, lender, principal, director, officer, employee, consultant or agent of any other Person): (i) engage in, or have any financial interest in any other Person that engages in, the business of developing, manufacturing, processing, distributing, marketing, licensing or selling any product, or providing services in connection therewith, that is substantially similar to any product sold or licensed by Seller, or any services provided by Seller, in connection with the Business during the two (2) year period ending on the Closing Date (each such product, a “Competing Product”) within the United States of America (the “Territory”); (ii) solicit or influence, or attempt to solicit or influence, any customer or any potential customer of the Business within the Territory, or any Person that is, or within the twelve-month period preceding the date of such activity was, a purchaser or licensee of goods or services from Seller to purchase a Competing Product from any Person other than Buyer or its Affiliates; or (iii) employ, or recruit or solicit for employment, any Person who is an employee of the Business.
     (b) Exception. It will not be a violation of the restrictive covenant set forth in Section 7.1(a) for Seller or any Affiliate of Seller to invest in publicly-traded equity securities constituting less than five percent (5%) of the outstanding securities of such class.
     (c) Equitable Relief. Seller acknowledges and agrees that Buyer would be irreparably harmed by any violation of the restrictive covenant set forth in Section 7.1(a) and that, in addition to all other rights and remedies available to Buyer at law or in equity, Buyer will be entitled to injunctive and other equitable relief to prevent or enjoin any such violation. If Seller or any Affiliate of Seller violates Section 7.1(a), the period of time during which the provisions thereof are applicable will automatically be extended for a period of time equal to the time that such violation began until such violation permanently ceases.
     (d) Representations. Seller acknowledges that its agreement to the restrictive covenant set forth in this Section 7.1 is a material inducement and condition to Buyer’s willingness to enter into this Agreement and the other Buyer Documents, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Seller acknowledges and agrees that the restrictive covenant and remedies set forth in this Section 7.1 are reasonable as to time, geographic area and scope of activity and do not impose a greater restraint than is necessary to protect the goodwill and legitimate business interests of Buyer and its Affiliates (including, after the Closing, the Business).
     (e) Court Modification. Notwithstanding the foregoing, if the restrictive covenant set forth in this Section 7.1 is found by a court of competent jurisdiction to contain limitations as to time, geographic area or scope of activity that are not reasonable or not necessary to protect the goodwill or legitimate business interests of Buyer and its Affiliates, then such court is hereby authorized and directed to reform such provisions to the minimum extent necessary to cause the limitations contained in this Section 7.1 as to time, geographical area and scope of activity to be reasonable and to impose a restraint that is not greater than necessary to protect the goodwill and legitimate business interests of Buyer and its Affiliates (including, after the Closing, the Business).
ARTICLE VIII
Miscellaneous
     8.1 Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned: (a) at any time prior to the Closing Date by mutual written consent of Buyer and Seller; (b) by either Buyer, on the one hand, or Seller, on the other hand, if a condition to performance by the terminating party hereunder has not been satisfied or waived prior to September 7, 2006; or (c) by Buyer or Seller, at any time, if there is pending or threatened litigation in any court or any proceeding before or by any Governmental Body to restrain or prohibit or obtain damages or other relief with respect to this Agreement or the consummation of the transactions contemplated hereby or as a result of which Buyer could be required to dispose of any assets or operations of Buyer (including any assets or operations acquired or to be acquired from Seller) or its Affiliates or to comply with any restriction on the manner in which Buyer or its Affiliates conduct their operations (including any operations acquired or to be acquired from Seller); provided, that: (1) Buyer may not terminate this Agreement if the Closing has not occurred because of Buyer’s willful failure to perform or observe any of its covenants or agreements set forth herein or if Buyer is, at such time, in breach of this Agreement; and (2) Seller may not terminate this Agreement if the Closing has not occurred because of the willful failure of Seller to perform or observe any of the covenants or agreements set forth herein or if Seller is, at such time, in breach of this Agreement. Notwithstanding anything to the contrary herein, if Buyer terminates this Agreement because the sale of the Assets to Buyer pursuant to this Agreement has not been duly authorized by the Required Stockholder Vote prior to September 7, 2006, Seller shall pay Buyer its reasonable costs and expenses (including attorneys’ fees) incurred in connection with the negotiation, preparation, execution, delivery and performance of, and due diligence activities with respect to, this Agreement and the other Buyer Documents and the transactions contemplated hereby and thereby.
     8.2 Notices. All notices and other communications under this Agreement must be in writing and will be deemed given (a) when delivered personally, (b) on the fifth business day after being mailed by certified mail, return receipt requested, (c) the next business day after delivery to a recognized overnight courier or (d) upon transmission and confirmation of receipt by a facsimile operator if sent by facsimile, to the parties at the following addresses or facsimile numbers (or to such other address or facsimile number as such party may have specified by notice given to the other party pursuant to this provision):

if to Buyer:	with copies (which shall not constitute notice) to:

Intervoice, Inc.	Fulbright & Jaworski L.L.P.
17811 Waterview Parkway	2200 Ross Avenue, Suite 2800
Dallas, Texas 75252	Dallas, Texas 75201-2784
Attention: General Counsel	Attention: David E. Morrison
Facsimile: (972) 454-8120	Facsimile: (214) 855-8200

if to Seller:	with copies (which shall not constitute notice) to:

Nuasis Corporation	Cooley Godward LLP
303 Bryant Street	Five Palo Alto Square
Mountain View, California 94041	3000 El Camino Real
Attention: Ed Lauing	Palo Alto, California 94306
Facsimile: (650) 237-3410	Attention: Vincent P. Pangrazio
Facsimile: (650) 849-7400
     8.3 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the Prevailing Party (as defined below) will be entitled to recover reasonable attorneys’ fees and costs incurred in connection therewith. A party will be considered the “Prevailing Party” if: (a) it initiated the litigation and substantially obtained the relief it sought, either through a judgment or the losing party’s voluntary action before trial or judgment; (b) the other party withdraws its action without substantially obtaining the relief it sought; or (c) it did not initiate the litigation and judgment is entered into for either party (i) without substantially granting the relief sought by the initiating party or (ii) granting more substantial relief to the non-initiating party with respect to any counterclaim asserted by the non-initiating party in connection with such litigation.
     8.4 Brokers. Except as set forth on Schedule 8.9, each party to this Agreement represents to the other party that it has not incurred and will not incur any liability for brokers’ or finders’ fees or agents’ commissions in connection with this Agreement or the transactions contemplated hereby.
     8.5 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (pdf)) for the convenience of the parties hereto, each of which will be deemed an original, but all of which together will constitute one and the same instrument. No signature page to this Agreement evidencing a party’s execution hereof will be deemed to be delivered by one party to the other party hereto until such delivering party has received signature pages from the other party signatory to this Agreement.

     8.6 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and will not in any way affect the meaning or interpretation of this Agreement.
     8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Seller or Buyer without the prior written consent of Buyer or Seller, as applicable, and any purported assignment or delegation in violation hereof will be null and void; except that Buyer may assign its rights and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Buyer (provided that Buyer remains liable for all of its obligations under this Agreement) or to any direct or indirect successor to all or substantially all of the assets or business of Buyer. This Agreement is not intended to confer any rights or benefits on any Person other than the parties hereto, and to the extent provided in Article VI, the Buyer Parties and the Seller Parties.
     8.8 Entire Agreement, Amendment. This Agreement and the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. To the Knowledge of the parties, there are no other contracts or agreements between or among the principals and/or Affiliates of the parties pertaining to this Agreement or the sale of Assets contemplated by this Agreement. All statements of Seller contained in any schedule, certificate or other writing required under this Agreement to be delivered in connection with the transactions contemplated hereby will constitute representations and warranties of Seller under this Agreement. The Exhibits, Schedules and recitals to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes. This Agreement may be amended, supplemented or modified, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the party against which enforcement is sought.
     8.9 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all required actions on its part necessary to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.
     8.10 GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

     8.11 Drafting. Neither this Agreement nor any provision contained in this Agreement will be interpreted in favor of or against any party hereto because such party or its legal counsel drafted this Agreement or such provision.
     8.12 Usage. Whenever the plural form of a word is used in this Agreement, that word will include the singular form of that word. Whenever the singular form of a word is used in this Agreement, that word will include the plural form of that word. The term “or” will not be interpreted as excluding any of the items described. The term “include” or any derivative of such term does not mean that the items following such term are the only types of such items.
     8.13 Severability. Subject to Section 7.1(e), the invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, each of which will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in a manner materially adverse to any party.
     8.14 Certain Definitions. For purposes of this Agreement:
     (a) the term “Affiliate” means, with respect to a specified Person, any relative by blood or marriage, or any other Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, the specified Person.
     (b) the term “Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the State of Texas or the State of California.
     (c) the term “Cash” shall mean cash (including all positive balances in all bank accounts of Seller), accounts, notes receivable, corporate or municipal bonds, certificates of deposit, shares of money market, mutual or similar funds, cash equivalents and outstanding checks and drafts payable to Seller.
     (d) “Competing Offer” shall mean any inquiry, proposal or offer relating to a Competing Transaction.
     (e) “Competing Transaction” shall mean any of the following: (i) a merger, consolidation, exchange of securities, reorganization, business combination or other similar transaction involving Seller, the equity of Seller, or all or substantially all of the assets of Seller or (ii) a sale, transfer or other disposition of all or substantially all of the assets or equity of Seller in a single transaction or series of related transactions.
     (f) the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     (g) the terms “Knowledge” and “known” and words of similar import mean:

     (i) with respect to Seller, Seller will be deemed to have “Knowledge” of a particular matter, and the particular matter will be deemed to be “known” by Seller, if any director or officer of Seller has actual knowledge of such matter or would reasonably be expected to have knowledge of such matter following reasonable inquiry of the appropriate employees of Seller; and
     (ii) with respect to Buyer, Buyer will be deemed to have “Knowledge” of a particular matter, and the particular matter will be deemed to be “known” by Buyer, if any director or officer of Buyer has actual knowledge of such matter or would reasonably be expected to have knowledge of such matter following reasonable inquiry of the appropriate employees of Buyer.
     (h) “Sublease” shall mean that certain sublease agreement between Seller and PayPal with respect to the premises located at 303 Bryant Street, Mountain View, California 94101.
     (i) “Superior Proposal” shall mean an unsolicited, bona fide offer made by a third party for a Competing Transaction that is on terms that Seller’s board of directors determines, in its reasonable judgment and in good faith, after consultation with its financial advisors and legal counsel, would, if consummated, be more favorable to Seller and Seller’s stockholders (taking into account such factors as Seller’s board of directors in good faith deems relevant, including the identity of the offeror and all legal, financial, regulatory and other aspects of the proposal) than the terms of the transactions contemplated by this Agreement, taking into account any change proposed by Buyer.
     (j) In addition, the following terms are defined in the indicated section of this Agreement:

Defined Term	Section
Accrued Vacation Pay	Section 4.14(a)
Acquisition Transaction	Section 4.9
Agreement	Preamble
Allocation	Section 1.9(a)
Applicable Claim	Section 6.4
Assets	Section 1.1
Assumed Contracts	Section 1.1(b)
Assumed Liabilities	Section 1.3
Bridge Notes	Section 5.1(a)
Business	Preamble
Business Contracts	Section 2.15(a)
Buyer	Preamble
Buyer Documents	Section 3.2
Buyer Parties	Section 6.2
Cal-WARN Act	Section 4.14(c)
Cash Consideration	Section 1.5
Claims	Section 2.10
Closing	Section 1.6

Defined Term	Section
Closing Date	Section 1.6
Code	Section 1.9(a)
Competing Product	Section 7.1(a)
Competing Transaction	Section 4.9
Confidential Information	Section 4.10
DGCL	Section 4.10(a)
Domains	Section 1.1(d)
Escrow	Section 1.5
Escrow Account	Section 1.5
Escrow Agent	Section 1.5
Escrow Agreement	Section 1.5
Escrowed Consideration	Section 1.5
Employee Benefit Plan	Section 2.14(a)
Environmental Law	Section 2.19(b)
ERISA	Section 2.14(a)
Excluded Assets	Section 2.3(a)
Excluded Liabilities	Section 1.4
Financial Statements	Section 2.7(a)
GAAP	Section 2.7(a)
Governmental Body	Section 2.6
Hardware	Section 1.1(f)
Hazardous Substance	Section 2.19(c)
Indemnified Party	Section 6.4
Indemnifying Party	Section 6.4
Key Employees	Section 1.7(g)
Latest Balance Sheet	Section 2.7(b)
Latest Balance Sheet Date	Section 2.7(a)
Laws	Section 2.11
Leased Real Property	Section 2.18
Liabilities	Section 1.4
Liens	Section 2.3(b)
Losses	Section 6.2
Material Adverse Effect	Section 2.1
Minimum Collectible Receivables	Section 6.2
Non-Competition Period	Section 7.1(a)
Permits	Section 2.12
Person	Section 2.10
Prevailing Party	Section 8.3
Purchase Price	Section 1.5
Receivables Shortfall	Section 6.2
Related Party	Section 2.20
Releases	Section 5.1(a)
Required Stockholder Vote	Section 2.2
Retained Liabilities	Section 4.12
Seller	Preamble

Defined Term	Section
Seller Board Recommendation	Section 4.10(b)
Seller Components	Section 2.17(d)
Seller Documents	Section 2.2
Seller Employee Obligations	Section 4.14
Seller Parties	Section 6.3
Seller Proprietary Rights	Section 2.17(a)
Seller Software	Section 2.17(j)
Seller Stockholder Meeting	Section 4.10(a)
Services	Section 2.17(a)
Software	Section 1.1(c)
Tax/Taxes	Section 2.9(b)
Territory	Section 7.1(a)
Third Party Licenses	Section 2.17(b)
Third Party Technology	Section 2.17(b)
Transfer Taxes	Section 2.19(a)
WARN Act	Section 4.14(c)
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

INTERVOICE, INC.

By:	/s/ Robert E. Ritchey
Robert E. Ritchey,
President and Chief Executive Officer

SELLER:

NUASIS CORPORATION

By:	/s/ Edward V. Lauing
Edward V. Lauing, President

Exhibits

A	Form of Escrow Agreement
B	Form of Bill of Sale
C	Form of Assignment of Patents, Trademarks, Copyrights and Trade Secrets
D	Form of Assignment and Assumption Agreement
E-1	Form of Employment Agreement for Kevin McPartlan
E-2	Form of Employment Agreement for Justin Broughton
F	Form of Noncompetition Agreement
G	Form of Officer’s Certificate of Seller
H	Form of Secretary’s Certificate of Seller
I	Form of Opinion of Counsel to Seller
Schedules

1.1(c)	Software
1.3	Assumed Liabilities
2.1	Foreign Qualifications/Assumed Names
2.3(a)(i)	Assets
2.3(a)(ii)	Excluded Assets
2.3(b)	Encumbrances
2.4	Accounts Receivable
2.5	Contractual Consents
2.7(a)	Financial Statements
2.8	Absence of Certain Changes
2.10	Claims
2.11	Compliance with Laws
2.12	Permits
2.13	Employees/Labor Union Organizational Efforts
2.14(a)	Employee Benefit Plans
2.15(a)	Business Contracts
2.15(b)	Assumed Contracts
2.15(c)	Agreements Permitting Referral Arrangements
2.16	Customers
2.17	Seller Proprietary Rights
2.17(c)	Certain Third Party Intellectual Property Rights
2.17(f)	Proprietary Inventions Assignment Agreement
2.18	Leased Real Property
4.12	Retained Liabilities
4.18	Reasonable Efforts Contractual Consents and Assignments
5.1(e)(i)	Closing Condition Contractual Consents and Assignments
8.9	Brokers